# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Arco Platform Ltd., CIK 0001740594
CUSIP: G04553106
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: RUA AUGUSTA 2840, RUA AUGUSTA 2840, SAO PAULO - SP, Brazil (D5), 01412-100
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-21-003999
Filed by CIK 0001798367

## Reporting persons
- Arisaig Partners (Asia) Pte Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Singapore (U0); shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Arisaig Global Emerging Markets Fund (Singapore) Pte. Ltd: type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Arco Platform Ltd.
Address of issuer's principal executive offices: RUA AUGUSTA 2840, RUA AUGUSTA 2840, SAO PAULO - SP, BRAZIL, 01412-100.

## Item 2. Person Filing
Name of person filing:
Arisaig Partners (Asia) Pte Ltd
Arisaig Global Emerging Markets Fund (Singapore) Pte. Ltd.
Address of principal business office or, if none, residence:
Arisaig Partners (Asia) Pte Ltd
6 Lorong Telok, #02-01
Singapore 049019

Arisaig Global Emerging Markets Fund (Singapore) Pte. Ltd.
6 Lorong Telok, #02-01
Singapore 049019
Citizenship:
Arisaig Partners (Asia) Pte Ltd
Singapore

Arisaig Global Emerging Markets Fund (Singapore) Pte. Ltd.
Singapore

## Item 4. Ownership
Amount beneficially owned:
Arisaig Partners (Asia) Pte Ltd - 0 shares
Arisaig Global Emerging Markets Fund (Singapore) Pte. Ltd. - 0 shares
Percent of class: 0
Shared power to vote or to direct the vote:
Arisaig Partners (Asia) Pte Ltd - 0 shares
Arisaig Global Emerging Markets Fund (Singapore) Pte. Ltd. - 0 shares
Shared power to dispose or to direct the disposition:
Arisaig Partners (Asia) Pte Ltd - 0 shares
Arisaig Global Emerging Markets Fund (Singapore) Pte. Ltd. - 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Arisaig Partners (Asia) Pte Ltd.: Gordon Yeo Tian Wee, Director (02/08/2024)
- Arisaig Global Emerging Markets Fund (Singapore) Pte. Ltd: Gordon Yeo Tian Wee, Director (02/08/2024)